Exhibit 97.1
Effective Date: 10/02/23

Amended Executive Compensation Clawback Policy
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This Amended Executive Compensation Clawback Policy (“Policy”) describes the circumstances in which Executive Officers are required to repay or return Erroneously Awarded Compensation to Vail Resorts, Inc. (“Company”). This Policy will be interpreted consistent with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 10D of the Securities Exchange Act of 1934, and the applicable listing standards of the New York Stock Exchange (“NYSE”). Capitalized terms in this Policy have the meaning set forth in the Definitions section below.
In the event that the Board of Directors (“Board”) determines or reasonably should have determined that an Accounting Restatement is necessary, or a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, the Compensation Committee will review all Incentive Payments to Executive Officers in the applicable Recovery Period to determine any Erroneously Awarded Compensation, and will take such action as it deems appropriate to recover for the benefit of the Company such Erroneously Awarded Compensation.
The Company is not required to recover Erroneously Awarded Compensation if the following conditions are met and the Compensation Committee determines that recovery would be impracticable: (a) the direct expenses paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made reasonable attempts at recovery, documented such attempts, and provided such documentation to the NYSE, or (b) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder. Incentive Payments received by an Executive Officer before commencement of service as an Executive Officer are not subject to recovery under this Policy. Except as provided in this Policy, in no event may the Company accept an amount that is less than the amount of the Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations under this Policy.
The Company cannot indemnify any Executive Officer against (a) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (b) any claims relating to the Company’s enforcement of the rights under this Policy, in either case, where such indemnity is otherwise prohibited by applicable law or the NYSE.
Definitions: For the purposes of this Policy:
“Accounting Restatement” means an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Erroneously Awarded Compensation” means Incentive Payments in excess of the amount that would have been paid based on the restated results, computed without regard to any taxes paid. For Incentive Payments based on or derived from stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the Erroneously Awarded Compensation will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Payment was received (in which case, the Company will maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE).
“Executive Officers” means the Company’s current and former (a) president, principal financial officer, principal accounting officer (or if there is no principal accounting officer, the controller), (b) any vice-president in charge of a principal business unit, division or function (such as sales, administration, or finance), (c) any other officer who performs a policy-making function for the Company, or (d) any other person who performs similar policy-making functions for the Company, as determined by the Board in accordance with law.
“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) are considered Financial Reporting Measures. A measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission in order to be a Financial Reporting Measure under this definition.
“Incentive Payments” means any compensation that is received, granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Payments are deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the incentive payment award is attained, even if payment or grant of the incentive payment occurs after the end of that period. Incentive Payments do not include (a) bonuses paid solely at the discretion of the Board or Compensation Committee that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure performance goal or solely upon satisfying one or more subjective standards and/or completion of a specified employment period, (b) non-equity incentive plan awards earned solely upon satisfying one or more strategic or operational measures, or (c) equity awards not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon the completion of a specified employment period and/or attaining one or more non-financial reporting measures.
“Recovery Period” means the three completed fiscal years preceding the earlier of (a) the date the Board determined or reasonably should have determined that an Accounting Restatement is necessary, or (b) the date a court, regulator, or other legally authorized body directed the Company to prepare an Accounting Restatement. In the event of a change to the Company’s fiscal year, the Recovery Period must also include any transition period of less than nine months within or immediately following those three completed fiscal years.